Exhibit 99.2

Northcore Technologies Inc. 302 The East Mall, Suite 300 Toronto, Ontario, Canada M9B 6C7	Tel: 416-640-0400 Fax: 416-640-0412 www.northcore.com

NORTHCORE TECHNOLOGIES INC.

2010 Management’s Discussion and Analysis

MANAGEMENT’S DISCUSSION AND ANALYSIS
Management’s Discussion and Analysis is dated March 29, 2011

OVERVIEW

Northcore Technologies Inc. (“Northcore” or the “Company”) provides a Working Capital Engine™ that helps organizations source, manage, appraise and sell their capital equipment.  Our integrated software solutions and support services are designed for organizations in the financial services, manufacturing, oil and gas, mining, and government sectors to:

•      Streamline the sourcing and procurement of critical assets, while reducing purchasing costs;
•      Track the location of assets to support improved asset utilization and redeployment of idle equipment;
•	Manage the appraisal of used equipment more effectively, resulting in a better understanding of fair market values; and
•      Accelerate the sale of surplus assets while generating higher yields.

Northcore owns 50 percent of GE Asset Manager, LLC (also referred to as “GE Asset Manager”), a joint business venture with GE Capital Corporation, through its business division GE Commercial Finance, Capital Solutions (“GE Commercial Finance”).  Together, the companies work with leading organizations around the world to help them liberate more capital value from their assets.

Northcore’s shares trade on both the Toronto Stock Exchange (TSX: NTI) and the OTC Bulletin Board (OTCBB: NTLNF).

Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are presented in Canadian dollars.  Unless otherwise indicated, all disclosures in this management discussion and analysis are presented in accordance with such principles and currency.

DEVELOPMENTS IN 2010

Northcore completed a number of customer and operational activities throughout the course of 2010.  These activities were designed to accelerate revenue opportunities, solidify our financial position, and strengthen our abilities to work with our customers and partners.

Financing Activities

•
Closed an equity transaction with GEM Global Yield Fund Limited, securing net cash proceeds of $300,000.  As a result of the transaction, Northcore issued 2,191,000 common shares for the first tranche draw and 6,000,000 warrants to finalize the availability of the committed $6,000,000 equity line of credit with GEM;

•
Closed the first tranche of an equity private placement on December 22, 2010, securing net proceeds of $625,000 through the issuance of common shares and warrants.  The second tranche closed for net proceeds of $729,000 on February 14, 2011as a subsequent event to the year-end; and

•
Continued to strengthen our balance sheet through the conversion of $145,000 secured subordinated notes into equity combined with $143,000 of new equity through the exercise of the associated warrants.

Customer Activities
During 2010, Northcore focused on expanding the breadth of existing customer relationships and extending the product line in order to open up new opportunities. Results of this strategy include:

•	Completed the development cycle and large scale roll out of a holistic remarketing platform to the Yale and Hyster dealer community, combining mobile computing with Asset Tracker and Asset Seller.
•	Delivered and deployed a customized Asset Seller platform to Xstrata Corporation to effect the disposition of surplus mining assets;
•	Initiated initial user interface design for the Group Purchasing platform subsequently named Discount This;
•	Increased the volume of third party auction events in the light-duty construction equipment and utility vehicle categories, with successful value realization and improved sales cycle efficiency;

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MANAGEMENT’S DISCUSSION AND ANALYSIS
Management’s Discussion and Analysis is dated March 29, 2011.

•
Evidenced continued effectiveness in the remarketing of corporate aircraft and established Asset Seller as a leading platform for sales of high value asset categories  by displaying showcased items in unprecedented rich detail;

•
Awarded two supply arrangements with the Canadian Federal Government, qualifying Northcore for the provision of business technology services, one directly and one in partnership with Ottawa based Donna Cona Inc.;

•	Completed the development of additional security modules required for Northcore’s core products to achieve US bank certification;
•	Entered into a collaborative sales and marketing agreement with Revere Corporation where both parties can now serve their customers with a broader product offering; and
•	Delivered a number of enhancements to a customized Asset Tracker application used by a Global Electronics Leasing corporation.

Joint Venture with GE Commercial Finance
Throughout 2010, Northcore maintained a strong focus on GE Asset Manager, our joint venture with GE Commercial Finance.  The year saw significant enhancements made to the entire portfolio of Joint Venture products, with substantial new releases of Asset Seller and Asset Tracker delivered to clients.  In addition Northcore worked closely with GE internal teams to execute tasks required to achieve Bank Certification for internal and customer facing applications.

Remarketing portals such as GEasset.com and ToroUsed.com have also experience solid results in terms of viewership and sell-through.

Specifically, the joint venture has shown its efficacy in helping partners accelerate remarketing and redeployment of fixed assets in spite of a sub-optimal economic climate.  Both stakeholders remain committed to helping the venture achieve its full potential and a broader reach to GE customers.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

Statements contained in this report may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These risks include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause our results to differ materially from expectations.

These risks include:

•	The timing of our future capital needs and our ability to raise additional capital when needed;
•	Our ability to repay our debt to lenders;
•	Increasingly longer sales cycles;
•	Potential fluctuations in our financial results and our difficulties in forecasting;
•	Volatility of the stock markets and fluctuations in the market price of our stock;
•	The ability to buy and sell our shares on the Over the Counter Bulletin Board;
•	Our ability to compete with other companies in our industry;
•	Our dependence upon a limited number of customers;
•	Our ability to retain and attract key personnel;
•	Risk of significant delays in product development;
•	Failure to timely develop or license new technologies;
•	Risks relating to any requirement to correct or delay the release of products due to software bugs or errors;
•	Risk of system failure or interruption;
•	Risks associated with any further dramatic expansions and retractions in the future;
•	Risks associated with international operations;

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MANAGEMENT’S DISCUSSION AND ANALYSIS
Management’s Discussion and Analysis is dated March 29, 2011.

•	Problems which may arise in connection with the acquisition or integration of new businesses, products, services, technologies or other strategic relationships;
•	Risks associated with protecting our intellectual property, and potentially infringing the intellectual property rights of others;
•	Fluctuations in currency exchanges;
•	Risks to holders of our common shares following any issuance of our preferred shares; and
•	The ability to enforce legal claims against us or our officers or directors.

Other such risks as we may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission, and Management Information Circular, may also cause our results to differ materially from expectations.

We encourage you to carefully review these risks, as outlined above, to evaluate your existing or potential investment in our securities.

GENERAL INDUSTRY, ECONOMIC AND MARKET CONDITIONS

Northcore’s future revenues and operating results are largely dependent on a number of industry, economic and market conditions.   If any of these conditions were subject to adverse developments, our operational performance would be affected.  For example, if consolidation occurs within the target industries we operate in, adverse economic conditions impact our existing base of customers, or if the demand for asset management solutions decreases, our ability to increase our customer base, improve our revenues and generate a profit may be impacted.

ASSET MANAGEMENT FOCUS

Since 2001, we have focused our efforts on delivering asset management software solutions to customers in the financial services, manufacturing, oil and gas, and government sectors.

Our future success, including revenue performance and ability to generate a profit may be impacted if:

•
The significance of asset management requirements, including sourcing, procurement, product tracking, materials management and asset disposition activities, diminishes within our target markets and existing customer base;

•	We are unable to expand our suite of asset management technology to meet new market requirements;
•	We are unable to leverage new technology advancements into our core suite of offerings; or
•	Our existing partners shift focus away from current asset management activities to other areas.

We believe however, that there is cause for optimism. The current financial climate and in particular the constraints on the availability of new capital, have lead many firms to focus on preservation of existing capital bases. Our tool-set is coincident in purpose with this goal, as we offer corporations the ability to redeploy existing assets rather than add  new expenditures. In addition, our platform provides the capability to liquidate underperforming assets to supplement the capital base.

COMPETITIVE LANDSCAPE

Northcore operates in a very competitive marketplace against organizations that, in some cases, are larger, have more resources, or broader technology offerings.  These competitive organizations include Oracle, SAP, and Ariba, among others.

Our future success is dependent on our ability to gain market share from these competitors while ensuring that our existing customer base is free of any competitive encroachment.

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MANAGEMENT’S DISCUSSION AND ANALYSIS
Management’s Discussion and Analysis is dated March 29, 2011.

CUSTOMER CONCENTRATION

In 2010, one customer accounted for 69 percent (2009 - two customers accounted for 62 percent and 19 percent, respectively) of total revenues.  If our relationships with any of these customers is severed or meaningfully altered, we would experience a significant decline in our performance, particularly through reduced revenues.
INTERNATIONAL MARKETS

Since the sale of our Norway business unit in 2006, Northcore has concentrated its sales and marketing efforts primarily in North America.  Given the recent increase in International opportunities in 2010, Northcore has engaged sales and marketing support in the Ireland and UK area to focus on this strata of potential clientele.  This resource augmentation occurred at the end of the 2010 calendar year and is expected to pay dividends in fiscal 2011.

Operating as an organization with an international presence and an international base of customers exposes Northcore to a number of risks and uncertainties that may impact our operational performance.  These risks and uncertainties include:

•	Fluctuations in currency exchanges;
•	Unexpected changes to foreign laws and regulations, and foreign tax laws;
•	Local residency requirements for our sales and professional service personnel; and
•	Fluctuations to local demand for asset management technology and services.

FOREIGN EXCHANGE RISK

The Company’s revenue from software licensing and related services and e-commerce enabling agreements is transacted in Canadian and U.S. dollar currencies.  As the majority of our revenues are realized in U.S. dollar and our expenses are transacted in Canadian dollar, the appreciation of the U.S. dollar against the Canadian dollar may have a favorable impact on our results.  The Company does not use derivative instruments to manage exposure to foreign exchange fluctuations.

INTEREST RATE RISK

The Company has limited exposure to fluctuations in interest rates.  The Company does not use derivative instruments to manage its exposure to interest rate risk.

CREDIT RISK

Credit risk arises from the potential that a customer will fail to meet its contractual obligations under a software licensing and related services agreement or an e-commerce enabling agreement.

The Company invests its cash and cash equivalents in investments that are of high credit quality.  Given these high credit ratings, the Company does not expect any investees to fail to meet their obligations.

At December 31, 2010, two customers accounted for 32 percent and 30 percent, respectively, (2009 - four customers accounted for 33 percent, 22 percent, 21 percent and 16 percent, respectively) of total accounts receivable.    The allowance for doubtful accounts recorded as at December 31, 2010 was $nil (2009 - $nil).

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MANAGEMENT’S DISCUSSION AND ANALYSIS
Management’s Discussion and Analysis is dated March 29, 2011.

GOING CONCERN

The Company has incurred negative annual cash flows from operations since inception and expects to continue to expend substantial funds to continue to develop technology, build an infrastructure to support business development efforts and expand other areas of business including the acquisition of, or strategic investments in, complementary products, businesses or technologies.  The Company’s ability to continue as a going concern will be dependent on management’s ability to successfully execute its business plan including a substantial increase in revenue as well as maintaining operating expenses at or near the same level as 2010.  The Company cannot provide assurance that it will be able to execute on its business plan or assure that efforts to raise additional financings will be successful.

The consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern.  If the going concern assumption was not appropriate, adjustments would be necessary in the carrying value of assets and liabilities, and the reported losses and the balance sheet classification used.

The continued existence beyond 2010 is dependent on the Company’s ability to increase revenue from existing products and services, and to expand the scope of its product offering which entails a combination of internally developed software and business ventures with third parties, and to raise additional financing.

CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting years.  Estimates are used when determining items such as the allowance for doubtful accounts, the fair value assigned to the debt and equity components of the secured subordinated notes and the expected requirements for non-operational funding.  Actual results could differ from those estimates.

CRITICAL ACCOUNTING POLICIES

We periodically review our financial reporting and disclosure practices and accounting policies to ensure that they provide accurate and transparent information relative to the current economic and business environment. As part of this process, we have reviewed our selection, application and communication of critical accounting policies and financial disclosures. We have determined that the critical accounting policies related to our core ongoing business activities are primarily those that relate to revenue recognition.  Other significant accounting policies are described in Note 3 to our audited annual consolidated financial statements for the year ended December 31, 2010.

REVENUE RECOGNITION

The Company’s revenues are derived from services (application development activities, software implementation and license fees, training and consulting, product maintenance and customer support), application hosting and royalty fees.  Fees for services are billed separately from licenses of the Company’s products.  The Company recognizes revenue in accordance with Canadian GAAP, which in the Company’s circumstances, are not materially different from the amounts that would be determined under provisions of FASB Accounting Standards Codification (ASC) Subtopic 985-605 (previously the American Institute of Certified Public Accountants Statements of Position (SOP) No. 97-2, “Software Revenue Recognition”, and as amended by Statement of Position 98-9, “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions”). The Company also considers the provisions of the Canadian Institute of Chartered Accountants (CICA) Emerging Issues Committee (EIC) 141 and CICA EIC 142, which is analogous to ASC 605, in determining the appropriate revenue recognition methodology.

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MANAGEMENT’S DISCUSSION AND ANALYSIS
Management’s Discussion and Analysis is dated March 29, 2011.

Multiple Deliverable Revenue Arrangements

In December 2009, the CICA issued EIC 175, Multiple Deliverable Revenue Arrangements, replacing EIC 142, Revenue Arrangements with Multiple Deliverables. This abstract was amended to (1) exclude from the application of the updated guidance those arrangements that would be accounted for in accordance with ASC 985; (2) provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and the consideration allocated; (3) require in situations where a vendor does not have vendor-specific objective evidence (VSOE) or third-party evidence of selling price, that the entity allocate revenue in an arrangement using estimated selling prices of deliverables; (4) eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method; and (5) require expanded qualitative and quantitative disclosures regarding significant judgments made in applying this guidance.
The Company adopted EIC 175 prospectively effective January 1, 2010.

The Company is required to determine the appropriate accounting under EIC 175, including whether the deliverables specified in a multiple element arrangement should be treated as separate units of accounting for revenue recognition purposes.  In the past, for arrangements involving multiple elements, the Company allocated revenue to each component based on VSOE of the fair value of each element.  Effective January 1, 2010, the Company has allocated revenue using the relative selling price method of the separate units of accounting.  The multiple elements in an arrangement typically might include one or more of the following: software, application development, maintenance, hosting, and/or other professional service offerings as described in Note 3 of the Company's Annual Financial Statements for 2010.  The Company allocates the arrangement fee, in a multiple element transaction, to the separate elements based on their relative selling prices, as indicated by VSOE or third-party evidence of selling price, and if both are not available, estimated selling prices are used.  The allocated portion of the arrangement which is undelivered is then deferred.

The Company's revenue arrangements may contain multiple elements; however, the adoption of EIC 175 did not have a material impact on the Company's financial statements.

Hosting Fees
The Company earns revenue from the hosting of customer websites and applications.  Under our existing hosting contracts, the Company charges customers a recurring periodic flat fee.  The fees are recognized as the hosting services are provided.

Application Development Fees
Typically, development of applications for the Company’s customers are provided based on a predetermined fixed hourly rate basis.  Revenue is recognized as time is incurred throughout the development process.

Software License Revenue
The Company recognizes software license revenue in accordance with the terms of the license agreement and when the following criteria as set out in ASC Subtopic 985-605 are met:

•      Persuasive evidence of an arrangement exists;
•      Delivery has occurred;
•      Fee is fixed or determinable; and
•      Collectibility is probable.

Software license revenue consists of fixed license fee agreements involving perpetual licenses.

Software license agreements may be part of multiple element arrangements that include consulting and implementation services.  When these services are considered essential to the functionality of the license, the associated revenue is recognized on the basis of the percentage of completion method as specified by contract accounting principles.  When these services are not considered essential to the functionality of the license, the entire arrangement fee is allocated to each element in the arrangement based on the respective vendor specific objective evidence (VSOE) of the fair value of each element.  The amount allocated to license revenues is based on the price charged by the Company when the same element is sold in similar quantities to a customer of a similar size and nature.  If this amount is not determinable, the residual software license revenue is the amount of the total arrangement fee less the fair value of any undelivered elements.  VSOE used in determining fair value for

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MANAGEMENT’S DISCUSSION AND ANALYSIS
Management’s Discussion and Analysis is dated March 29, 2011.

installation, implementation and training is based on the standard daily rates for the type of service being provided multiplied by the estimated time to complete each task.  VSOE used in determining the fair value of maintenance and support is based on the annual renewal rates.  The revenue allocable to the software license is recognized when the revenue recognition criteria are met.  The revenue allocable to the consulting services is recognized as the services are performed.

Implementation, Training and Consulting Service Fees
The Company receives revenue from implementation of its product offerings, consulting services and training services. Customers are charged a fee based on time and expenses. Revenue from implementation, consulting services and training fees is recognized as the services are performed or deferred until contractually defined milestones are achieved or until customer acceptance has occurred, as the case may be, for such contracts.

Product Maintenance and Customer Support Fees
The Company receives revenue from maintaining its products and the provision of on-going support services to customers. The maintenance and support fees are typically equal to a specified percentage of the customers’ license fee. If associated with the fixed fee license model, the maintenance revenues received are recorded as deferred revenue and recognized on a straight-line basis over the contract period.

Services revenue from maintenance and support is recognized when the services are performed.  Maintenance and support revenues paid in advance are non-refundable and are recognized on a straight-line basis over the term of the agreement, which typically is 12 months.

UNADOPTED NEW ACCOUNTING PRONOUNCEMENTS

Business Combinations
In October of 2008, the CICA issued Handbook Section 1582, Business Combinations, concurrently with Handbook Section 1601, Consolidated Financial Statements, and Handbook Section 1602, Non-controlling Interests.  Section 1582, which replaces CICA Handbook Section 1581, Business Combinations, establishes standards for the measurement of a business combination and the recognition and measurement of assets acquired and liabilities assumed.  Section 1601, which replaces CICA Handbook Section 1600, carries forward the existing Canadian guidance on aspects of the preparation of consolidated financial statements subsequent to acquisition other than non-controlling interests.  Section 1602 establishes guidance for the treatment of non-controlling interests subsequent to acquisition through a business combination.  These new standards are effective for the Company’s interim and annual consolidated financial statements commencing on January 1, 2011 with earlier adoption permitted as of the beginning of a fiscal year.  The Company will consider the impact of the new standards on its consolidated financial statements if the Company has a business combination.

International Financial Reporting Standards (IFRS)
In 2006, the Canadian Accounting Standards Board (AcSB) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.

In February 2008, the AcSB confirmed that IFRS will be mandatory in Canada for profit-oriented publicly accountable entities for fiscal periods beginning on or after January 1, 2011. The Company’s first IFRS financial statements will be for the year ending December 31, 2011 and will include the comparative period for 2010.  Starting in the first quarter of 2011, the Company will provide unaudited consolidated financial information in accordance with IFRS including comparative figures for 2010.

The Company has commenced the process to transition from current Canadian GAAP to IFRS.  It has established a project team that is led by finance management and will include representatives from various areas of the Company as necessary to plan for and achieve a smooth transition to IFRS.  Regular progress reporting to the Audit Committee of the Board of Directors on the status of the IFRS implementation project has been instituted.

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MANAGEMENT’S DISCUSSION AND ANALYSIS
Management’s Discussion and Analysis is dated March 29, 2011.

The implementation of IFRS consists of three primary phases, which in certain cases will be in process concurrently as IFRSs are applied to specific areas from start to finish:

•	Initial Assessment and Scoping Phase
This phase involves performing a high-level impact assessment to identify key areas that may be impacted by the transition to IFRS.  As a result of these procedures, the potential affected areas are ranked as high, medium or low priority.

•	Impact Analysis, Evaluation and Design Phase
This phase involves specification of changes required to existing accounting policies, information systems and business processes, together with an analysis of policy alternatives allowed under IFRS and development of draft IFRS financial statement content.

•	Implementation and Review Phase
This phase includes execution of changes to information systems and business processes, completing formal authorization processes to approve recommended accounting policy changes and training programs across the Company’s finance group and other staff, as necessary.

The Company completed the impact analysis, evaluation and design phase in December 2010 and, is now in the implementation and review phase.

Most adjustments required on transition to IFRS will be made, retrospectively, against opening deficit on the first comparative balance sheet based on standards applicable at that time.  Transitional adjustments relating to those standards where comparative figures are not required to be restated and are applied prospectively will only be made as of the first day of the year of adoption.

First-Time Adoption of IFRS
The Company’s adoption of IFRS will require the application of IFRS 1, “First-Time Adoption of International Financial Reporting Standards”, which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires that an entity apply all IFRS effective at the end of its first IFRS reporting period retrospectively.  However, IFRS 1 does require certain mandatory exceptions and limited optional exemptions in specified areas of certain standards from this general requirement.  The Company has elected to apply the below optional exemption available under IFRS 1.

•	Share-Based Payments
On adoption of IFRS, an entity is not required under IFRS 2, Share-Based Payments to recognize share-based payments settled before the entity’s IFRS transition date.  IFRS 1 encourages, but does not require, application of its provisions to equity instruments granted on or before November 7, 2002.  The Company expects to recognize under IFRS 2 all share-based awards that were recognized under Canadian GAAP.

Expected Areas of Significance
The key areas where the Company expects accounting policies may differ and where accounting decisions are necessary that may impact the Company’s consolidated financial statements are set out below.  The list and comments below should not be regarded as a complete list of changes that will result from the transition to IFRS.  It is intended to highlight those areas the Company believes to be most significant, however, analysis of changes is still in process and not all decisions have been made where choices of accounting policies are available.  The differences described below are those existing based on Canadian GAAP and IFRS today.  At this stage, the Company has not quantified the impacts expected on its consolidated financial statements for these differences.

•	Joint Venture
The Company has a 50 percent interest in GE Asset Manager, LLC, a joint business venture with GE Commercial Finance.  Under Canadian GAAP, the Company proportionately consolidates its 50 percent interest in the joint venture in the consolidated financial statements.  Under current IFRS, IAS 31, Interests in Joint Ventures, a choice can be made between the proportionate consolidation and equity methods.  Proposed changes to IFRS as outlined in Exposure Draft 9, Joint Arrangements, require the equity method.

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MANAGEMENT’S DISCUSSION AND ANALYSIS
Management’s Discussion and Analysis is dated March 29, 2011.

•	Share-Based Payments
The Company issues stock-based awards in the form of stock options that vest over each specified time period. The options expire five years from the date of the grant.  Under Canadian GAAP, the Company recognizes the fair value of the award, determined at the time of the grant, on a straight-line basis over the respective vesting period. Under IFRS 2, Share-Based Payments, the fair value of each tranche of the award is considered to be a separate grant based on the vesting period with the fair value of each tranche determined separately and recognized as compensation expense over the term of its respective vesting period.  Accordingly, this will result in each grant being recognized in income at a faster rate than under Canadian GAAP.

•	Financial instruments
Under Canadian GAAP, the Company allocates the proceeds received from the issuance of compound financial instruments based on the relative fair values of each of the components.  IAS 32, Financial Instruments: Presentation, requires that the equity component of a compound financial instrument be assigned the residual amount after deducting from the fair value of the compound financial instrument as a whole the amount separately determined for the liability component.  However, under IFRS 1, if the liability component of the instrument has either been settled or converted prior to the date of transition, an entity can elect not to split the amount recognized into the debt and equity components.

•	Impairments
Under Canadian GAAP for assets other than financial assets, a write-down to estimated fair value is recognized if the estimated undiscounted future cash flows from an asset or group of assets is less than their carried value.  Under IFRS, IAS 36, Impairment of Assets, requires a write-down to be recognized if the recoverable amount, determined as the higher of the estimated fair value less costs to sell or value in use, is less than carried value.  Consistent with Canadian GAAP, impairments are measured at the amount by which carried value exceeds fair value less costs to sell.

Management has not yet finalized its determination of the impact of these differences on the consolidated financial statements. However, as part of Company’s IFRS implementation plan, the Company will continue to review the impact on its business activities, its disclosure and internal controls over financial reporting and its financial reporting systems.

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MANAGEMENT’S DISCUSSION AND ANALYSIS
Management’s Discussion and Analysis is dated March 29, 2011.

SELECTED ANNUAL INFORMATION

Year ended December 31,	2010	2009	2008
(in thousands of Canadian dollars, except loss per share)
Revenues	$636	$759	$741
Operating expenses:
General and administrative	1,451	1,269	1,485
Customer service and technology	734	738	689
Sales and marketing	188	181	117
Stock-based compensation	358	183	43
Depreciation	22	29	33
Total operating expenses	2,753	2,400	2,367
Loss from operations before the under-noted	(2,117)	(1,641)	(1,626)
Interest expense:
Cash interest expense	154	260	335
Accretion of secured subordinated notes	160	508	394
Total interest expense	314	768	729
Other expenses (income):
Gain on settlement of debt	(57)	-	-
Provision for impaired investment	544	-	-
Total other expenses	487	-	-
LOSS AND COMPREHENSIVE LOSS FOR THE YEAR	$(2,918)	$(2,409)	$(2,355)
LOSS PER SHARE, BASIC AND DILUTED	$(0.018)	$(0.017)	$(0.022)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING, BASIC AND DILUTED (000’s)	162,899	140,434	108,,861

RECONCILIATION OF LOSS TO OPERATIONAL EBITDA(1)

Year ended December 31,	2010	2009	2008
	(in thousands of Canadian dollars)
Loss for the year, as per above	$(2,918)	$(2,409)	$(2,355)
Reconciling items:
Stock-based compensation	358	183	43
Depreciation	22	29	33
Interest Expense:
Cash interest expense	154	260	335
Accretion of secured subordinated notes	160	508	394
Non-recurring Items:
Gain on settlement of trade payables	-	(240)	-
Gain on settlement of debt	(57)	-	-
Provision for impaired investment	544	-	-
OPERATIONAL EBITDA	$(1,737)	$(1,669)	$(1,550)

(1)
 Operational EBITDA is defined as the loss before interest, taxes, depreciation, stock-based compensation and other non-recurring expenses.  The Company considers Operational EBITDA to be a meaningful performance measure as it provides an approximation of operating cash flows.  Operational EBITDA should not be considered as a substitute or alternative for operating loss or loss for the year, in each case determined in accordance with GAAP.

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MANAGEMENT’S DISCUSSION AND ANALYSIS
Management’s Discussion and Analysis is dated March 29, 2011.

RESULTS OF OPERATIONS

Comparison of Years Ended December 31, 2010 and December 31, 2009

Loss:  Our loss for the year ended December 31, 2010 was $2,918,000, an increase of $509,000 or 21 percent from the loss of $2,409,000 reported for the year ended December 31, 2009.   The increase in loss was attributable to the provision for impaired investment, increase in operating expenses and decrease in revenues, partially offset the decrease in interest expense and a gain on settlement of debt.  Excluding these non-recurring non-cash expenses, the loss increased by $22,000 or one percent from 2009.

The Operational EBITDA loss was $1,737,000 for 2010 as compared to $1,669,000 for 2009, an increase in the EBITDA loss of $68,000 or four percent.   The increase in Operational EBITDA loss was due to a decrease in revenues, largely offset by a reduction in operating costs.

Revenues:  Revenues are comprised of services (application development activities, software implementation and license fees, training and consulting, product maintenance and customer support), application hosting and royalty fees.

Revenues decreased to $636,000 for the year ended December 31, 2010 from $759,000 for the year ended December 31, 2009, representing a decrease of $123,000 or 16 percent.  The decrease in services revenue was the main reason for the decline in revenues.

General and Administrative:  General and administrative expenses include, primarily: all salaries and related expenses (including benefits and payroll taxes) other than technology staff compensation (which is included in customer service and technology expenses), and sales and marketing staff compensation (which is included in sales and marketing expenses), occupancy costs, foreign exchange gains or losses, professional fees, insurance, investor relations, regulatory filing fees, and travel and related costs.

General and administrative expenses increased by $182,000 or 14 percent, to $1,451,000 for the year ended December 31, 2010, as compared to $1,269,000 for the year ended December 31, 2009.  The increase in expenses over the same period of last year was mainly due to an increase in financing fees, partially offset by savings in professional fees and bad debt expense.  In addition, prior year’s expenses included a significant reduction in licensing fees as a result of settlement of past debts for $240,000 less than the amounts recorded.

Customer Service and Technology:  Customer service and technology expenses consist of costs associated with acquired and internally developed software, and research and development expenses, including fees to independent contractors and salaries and related expenses of personnel engaged in these activities.

Customer service and technology expenses the year ended December 31, 2010 amounted to $734,000, relatively consistent with $738,000 for the year ended December 31, 2009.

Sales and Marketing:  Sales and marketing costs include all salaries and related expenses of sales and marketing personnel as well as business development expenses such as advertising, sales support materials, and trade show costs.

Sales and marketing costs the year ended December 31, 2010 amounted to $188,000, relatively consistent with $181,000 for the year ended December 31, 2009.

Employee Stock Options:  For the year ended December 31, 2010, employee stock option expense amounted to $358,000, as compared to $183,000 for the year ended December 31, 2009, an increase $175,000.  The increase was due to 7,515,000 stock options granted and related vesting expense in the current year as compared to 1,870,000 stock options granted and related vesting expense in 2009.

Depreciation:  Depreciation expense for the year ended December 31, 2010 was $22,000, a slight decrease from the $29,000 recorded for the year ended December 31, 2009.

Northcore Technologies Inc. 12

MANAGEMENT’S DISCUSSION AND ANALYSIS
Management’s Discussion and Analysis is dated March 29, 2011.

Interest Expense:  Interest expense reflects interest incurred from debt instruments and loans.  Interest expense for the year ended December 31, 2010 was $314,000 compared to $768,000 for December 31, 2009, representing a decrease of $454,000 or 59 percent.  During 2010, cash interest expense of $154,000 and non-cash interest expense of $160,000 was incurred related to the secured subordinated notes and notes payable.  Comparatively, cash interest expense of $260,000 and non-cash interest expense of $508,000 was recorded in 2009.  The reduction in interest expense was due to the full conversions of Series I, J, K and M subordinated notes during 2009.

Comparison of Years Ended December 31, 2009 and December 31, 2008

Loss:  Our loss for the year ended December 31, 2009 was $2,409,000, an increase of $54,000 or two percent from the loss of $2,355,000 reported for the year ended December 31, 2008.   The increase in loss was attributable to the increase in operating and interest expenses, partially offset the increase in revenues.

The Operational EBITDA loss was $1,669,000 for 2009 as compared to $1,550,000 for 2008, an increase in the Operational EBITDA loss of $119,000 or eight percent.   The increase in Operational EBITDA loss was a combination of an increase in sales and marketing expense, partially offset by an increase in revenues.

Revenues:  Revenues are comprised of services (application development activities, software implementation and license fees, training and consulting, product maintenance and customer support), application hosting and royalty fees.

Revenues increased to $759,000 for the year ended December 31, 2009 from $741,000 for the year ended December 31, 2008, representing an increase of $18,000 or two percent.  The increase in revenues was attributed to the increase in application hosting as a result of additional applications being hosted during 2009, partially offset by a decrease in services and royalty fees.

General and Administrative:  General and administrative expenses include, primarily: all salaries and related expenses (including benefits and payroll taxes) other than technology staff compensation (which is included in customer service and technology expenses), and sales and marketing staff compensation (which is included in sales and marketing expenses), occupancy costs, foreign exchange gains or losses, professional fees, insurance, investor relations, regulatory filing fees, and travel and related costs.

General and administrative expenses decreased by $216,000 or 15 percent, to $1,269,000 for the year ended December 31, 2009, as compared to $1,485,000 for the year ended December 31, 2008.  Savings over the same period of last year was mainly due to a significant reduction in licensing fees as a result of settlement of past debts for $240,000 less than the amounts previously recorded and lower financing fees, partially offset by an increase in investor relations and bad debt expense.

Customer Service and Technology:  Customer service and technology expenses consist of costs associated with acquired and internally developed software, and research and development expenses, including fees to independent contractors and salaries and related expenses of personnel engaged in these activities.

Customer service and technology expenses increased by $49,000 or seven percent, to $738,000 for the year ended December 31, 2009, as compared to $689,000 for the year ended December 31, 2008. The increase in expenses was due primarily to the increase in staffing levels compared to last year.

Sales and Marketing:  Sales and marketing costs include all salaries and related expenses of sales and marketing personnel as well as business development expenses such as advertising, sales support materials, and trade show costs.

Sales and marketing costs for the year ended December 31, 2009 amounted to $181,000, as compared to $117,000 for 2008, representing an increase of $64,000 or 55 percent.  The addition of a new sales leader and the related marketing and business development expenses attributed to the increase in sales and marketing costs compared to last year.

Northcore Technologies Inc. 13

MANAGEMENT’S DISCUSSION AND ANALYSIS
Management’s Discussion and Analysis is dated March 29, 2011.

Employee Stock Options:  For the year ended December 31, 2009, employee stock option expense amounted to $183,000, as compared to $43,000 for the year ended December 31, 2008, an increase $140,000.  The increase was due to 1,870,000 stock options granted and related vesting expense in the current year as compared to 480,000 stock options granted and related vesting expense in 2008.

Depreciation:  Depreciation expense for the year ended December 31, 2009 was $29,000, relatively consistent with $33,000 recorded for the year ended December 31, 2008.

Interest Expense:  Interest expense reflects interest incurred from debt instruments and loans.  Interest expense for the year ended December 31, 2009 was $768,000 compared to $729,000 for December 31, 2008, representing an increase of $39,000 or five percent.  During 2009, cash interest expense of $260,000 and non-cash interest expense of $508,000 was incurred related to the secured subordinated notes and notes payable.  Comparatively, cash interest expense of $335,000 and non-cash interest expense of $394,000 was recorded in 2008.  The increase in interest expense was due to the accretion of Series L, M and N subordinated notes issued during 2008 and the refinanced Series K-Extension notes during 2009.

Northcore Technologies Inc. 14

MANAGEMENT’S DISCUSSION AND ANALYSIS
Management’s Discussion and Analysis is dated March 29, 2011.

SUMMARY OF QUARTERLY RESULTS

The following table sets forth certain unaudited consolidated statements of operations data for each of the eight most recent quarters that, in management’s opinion, have been prepared on a basis consistent with audited consolidated financial statements contained elsewhere in this annual report and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the information presented. These operating results are not necessarily indicative of results for any future period. You should not rely on them to predict future performance.

Quarter ended	Dec 31, 2010	Sep 30, 2010	Jun 30, 2010	Mar 31, 2010	Dec 31, 2009	Sep 30, 2009	Jun 30, 2009	Mar 31, 2009
(in thousands of Canadian dollars, except per share amounts)
Revenues	$192	$140	$132	$172	$179	$213	$208	$159
Operating expenses:
General and administrative	396	315	352	388	342	328	159	440
Customer service and technology	184	174	184	192	193	191	180	174
Sales and marketing	55	41	41	51	56	55	53	17
Stock-based compensation	118	81	74	85	91	5	39	48
Depreciation	6	5	5	6	6	7	8	8
Total operating expenses	759	616	656	722	688	586	439	687
Loss before the under-noted	(567)	(476)	(524)	(550)	(509)	(373)	(231)	(528)
Interest expense:
Interest on notes payable and secured subordinated notes	54	39	32	29	38	64	63	95
Accretion of secured subordinated notes	48	42	37	33	60	173	139	136
Total interest expense	102	81	69	62	98	237	202	231
Other expenses (income):
Gain on settlement of debt	-	(57)	-	-	-	-	-	-
Provision for impaired investment	-	544	-	-	-	-	-	-
Total other expenses -		487	-	-	-	-	-	-
Loss and comprehensive loss for the period	$(669)	$(1,044)	$(593)	$(612)	$(607)	$(610)	$(433)	$(759)
Loss per share - basic and diluted	$(0.004)	$(0.006)	$(0.004)	$(0.004)	$(0.004)	$(0.004)	$(0.003)	$(0.006)

FOURTH QUARTER

Northcore reported revenues of $192,000 for the quarter, an increase of $52,000 or 37 percent from the $140,000 reported in the third quarter of 2010.  This increase was attributable to the increase in services revenue.  In the same period of 2009, Northcore generated revenues of $179,000.

Northcore reported a loss for the fourth quarter of $669,000, a decrease of $375,000 or 36 percent compared to $1,044,000 reported in the third quarter of 2010.  The third quarter loss included a provision for impaired investment of $544,000 and a gain on settlement of debt of $57,000.  In the same period of 2009, Northcore reported a loss of $607,000.

Northcore Technologies Inc. 15

MANAGEMENT’S DISCUSSION AND ANALYSIS
Management’s Discussion and Analysis is dated March 29, 2011.

SUBSEQUENT EVENT

Subsequent to the year ended December 31, 2010, the Company completed a transaction resulting in the issuance of 10,478,000 equity units, priced at $0.08 per unit, for gross proceeds of $838,000 and net proceeds of $729,000 after deducting financing fees of $84,000 and legal fees of $25,000.  Each unit consists of one common share and one share-purchase warrant.  Each warrant may be converted into a common share at the exercise price of $0.12 at any time prior to February 14, 2013.  In addition, the Company issued to the financing agent, an option to purchase 2,250,000 units at a price of $0.08 per unit at any time prior to February 14, 2013.

LIQUIDITY AND CAPITAL RESOURCES

The Company has been funded to date primarily through a series of private placements of equity and convertible debentures, option and warrant exercises, sales of equity to strategic partners and gains from investments.  Since inception, the Company has received aggregate net proceeds of $96.6 million from debt and equity financing and has realized net proceeds of $25.8 million from disposal of investments. The Company has not earned profits to date and, at December 31, 2010, has an accumulated deficit of $118.9 million.  The Company expects to incur losses into 2011 and there can be no assurance that it will ever achieve profitability.  Operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of the Company’s control.

The Company has incurred negative annual cash flows from operations since inception and expects to continue to expend substantial funds to continue to develop technology, build an infrastructure to support business development efforts and expand other areas of business including the acquisition of, or strategic investments in, complementary products, businesses or technologies.  The Company has historically relied on non-operational sources of financing to fund its operations.  The Company’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan and to successfully repay or refinance obligations as they come due.  Management believes that it has the ability to raise additional financing.  The Company cannot provide assurance that it will be able to execute on its business plan or assure that efforts to raise additional financings would be successful.

Cash decreased by $136,000 to $90,000 as at December 31, 2010 from $226,000 as at December 31, 2009.

Current assets of $283,000 were exceeded by current liabilities (excluding deferred revenue) of $1,565,000 in the current fiscal year by $1,282,000.  Current assets of $514,000 were exceeded by current liabilities (excluding deferred revenue) of $648,000 by $134,000 in the prior year.  Deferred revenue has been excluded from current liabilities as it is expected to be settled by resources other than cash.

a) Operating
Cash outflows from operating activities declined to $1,577,000 in the current fiscal year compared to cash outflows from operating activities of $1,913,000 in the prior year.   The decline was due to with a decrease in non-cash working capital as per below.

Non-cash working capital resulted in inflows of $314,000 in fiscal 2010 as compared to outflows of $224,000 in fiscal 2009, an improvement of $538,000, as summarized in the following table:

	2010	2009	Change
	(in thousands on Canadian dollars)

Accounts receivable	$96	$52	$44
Deposits and prepaid expenses	(1)	(7)	6
Accounts payable	73	(239)	312
Accrued liabilities	144	(27)	171
Deferred revenue	2	(3)	5
	$314	$(224)	$538

Northcore Technologies Inc. 16

MANAGEMENT’S DISCUSSION AND ANALYSIS
Management’s Discussion and Analysis is dated March 29, 2011.

b) Investing
Investing activities resulted in cash outflows of $6,000 during fiscal 2010, compared to $57,000 in 2009.  Cash outflows from investing activities were the result of the acquisition of new capital assets during year.

c) Financing
Financing activities generated net inflows of $1,447,000 in fiscal 2010, as compared to $1,736,000 in fiscal 2009.  Cash inflows during the year were generated from the issuance of equity units for $1,008,000, notes payable for 859,000 and the exercise of warrants and options generated proceeds of $170,000 and $4,000, respectively, partially offset by the repayment of notes payable of $465,000 and share issuance costs of $129,000.  Cash inflows during 2009 were generated from the issuance of equity units for $495,000 and the exercise of warrants and options for proceeds of $1,320,000 and $154,000, respectively, partially offset by the repayment of notes payable of $233,000.

d) Contractual Obligations
As at December 31, 2010, the Company's contractual obligations, including payments due by periods over the next five years, are as follows:

	Total	2011	2012	2013	2014	2015
	(in thousands of Canadian dollars)

Operating leases	$598	$156	$156	$156	$130	$-
License agreements	209	44	55	55	55	-
Notes payable	530	530	-	-	-	-
Secured subordinated notes -principal repayment(i)	960	600	-	360	-	-
Secured subordinated notes - interest payment (i)	136	91	36	9	-	-
	$2,433	$1,421	$247	$580	$185	$-

(i)  Assumes secured subordinated notes are held to maturity.

FUNDING

Overview
The Company has been funded to date primarily through a series of private placements of equity and convertible debentures, option and warrant exercises, sales of equity to strategic partners and gains from investments.

Funding – 2010
On December 22, 2010, the Company completed a transaction resulting in the issuance of 7,816,000 equity units, priced at $0.08 per unit, for net proceeds of $625,000.  Each unit consists of one common share and one share-purchase warrant.  Each warrant may be converted into a common share at the exercise price of $0.12 at any time prior to December 22, 2012.

On August 9, 2010, the Company closed an equity transaction with GEM, securing gross proceeds of $383,000 and net cash proceeds of $300,000 after deducting legal fees and one half of the commitment fee of $90,000.  In connection with the transaction, the Company issued 2,191,000 common shares and 6,000,000 share-purchase warrants with an exercise price of $0.27 and an expiry date of August 9, 2013.

On June 16, 2010, the Company entered into an agreement with GEM Global Yield Fund Limited (“GEM”) for a $6,000,000 equity line of credit.  The Company will control the timing and maximum amount of any draw downs under this facility, and has the right, not the obligation, to draw down on available funds by requiring GEM to subscribe for the Company’s common shares at a 10 percent discount to the average closing price of the Company’s common shares over a 15 day trading period following the draw down notice date, provided that the Company’s share price during the notice period is greater than the floor price of $0.17 per share as defined in the

Northcore Technologies Inc. 17

MANAGEMENT’S DISCUSSION AND ANALYSIS
Management’s Discussion and Analysis is dated March 29, 2011.

agreement.  GEM will hold freely trading shares of the Company through a share lending facility provided by a current shareholder.  As part of the equity credit line transaction, the Company has agreed to issue 6,000,000 warrants to GEM. The warrants are exercisable for a period of three years from the closing notice date at an exercise price of $0.27 per share.  The warrants are not issuable until the first draw down of funds have occurred.

During the year ended December 31, 2010, Series I and L warrant holders exercised 1,083,000 warrants for total proceeds of $170,000.

Funding – 2009
On November 18, 2009, PowerOne exercised the compensation options and purchased 747,000 equity units, consisting of 747,000 common shares valued at $121,000 and 747,000 warrants valued at $72,000.  The Company recorded total proceeds of $112,000, which were attributed to share capital.

On September 30, 2009, the Company completed a transaction resulting in the issuance of 2,604,000 equity units, priced at $0.19 per unit, for net proceeds of $495,000.  Each unit consists of one common share and one-half common share purchase warrant.  Each full warrant may be converted into a common share at the exercise price of $0.25 at any time prior to September 30, 2011.

During the quarter ended March 31, 2009, Series M note holders converted $660,000 out of a total of $678,000 debentures and exercised a total of 13,200,000 common share-purchase warrants out of a possible 13,560,000 warrants, for total proceeds of $1,320,000.  As per the terms of the debenture, the remaining warrant options have expired.

As a result of this transaction, the Company issued 26,400,000 common shares, comprised of 13,200,000 common shares from the conversion of the Series M notes and 13,200,000 common shares from the exercising of the associated warrants.

During the year ended December 31, 2009, total proceeds of $42,000 were realized from the exercise of 280,000 stock options at an average exercise price of $0.15.

Funding – 2008
On December 12, 2008, the Company issued of Series N secured subordinated notes with a face value of $600,000.  The Series N notes mature on December 12, 2011, have an annual interest rate of 10 percent and are convertible into equity units at a price of $0.10 per unit.  Interest is payable in cash upon the earlier of quarter end, conversion, or maturity of the notes.   Each equity unit consists of one common share and one share-purchase warrant with an exercise price of $0.15 per warrant.  The warrants expire on December 12, 2011.  Dundee Securities Corporation received a brokerage commission of four percent on a portion of the private placement.  The afore-mentioned conversion provisions are subject to a four month and one day hold period.  The Series N notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

On July 11, 2008, the Company issued of Series M secured subordinated notes with a face value of $678,000.  The Series M notes mature on July 11, 2013, have an annual interest rate of 10 percent and are convertible into equity units at a price of $0.05 per unit.  Interest is payable in cash upon the earlier of maturity or conversion.   Each equity unit consists of one common share and one share-purchase warrant with an exercise price of $0.10 per warrant.  The warrants expire on the earlier of (i) July 11, 2013 and (ii) the date which is twenty days following the issuance of a notice by the Company to holders confirming that the closing price of the Company’s common shares on the Toronto Stock Exchange, was greater than or equal to $0.20 for the preceding 10 consecutive trading days.  Dundee Securities Corporation received a brokerage commission of four percent on a portion of the private placement.  The afore-mentioned conversion provisions were subject to a four month and one day hold period.  The Series M notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

On March 31, 2008, the Company issued Series L secured subordinated notes with a face value of $525,000.  The Series L notes mature March 31, 2013, have an annual interest rate of 10 percent and are convertible into equity units at a price of $0.10 per unit.  Interest for the first two years is payable in shares upon the earlier of conversion

Northcore Technologies Inc. 18

MANAGEMENT’S DISCUSSION AND ANALYSIS
Management’s Discussion and Analysis is dated March 29, 2011.

or each anniversary date of the closing date.  Interest payable for the remaining term of the notes is payable in cash upon the earlier of conversion, each anniversary date of the closing date, or maturity.   Each equity unit consists of one common share and one share-purchase warrant with an exercise price of $0.15 per warrant.  The warrants expire on the earlier of (i) March 31, 2013 and (ii) the date which is sixty days following the issuance of a notice by the Company to holders confirming that the closing price of the Company’s common shares, on the Toronto Stock Exchange, was greater than or equal to $0.36 for any 10 consecutive trading days.  The afore-mentioned conversion provisions were subject to a four month and one day holding period.  The Series L notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

TRANSACTIONS WITH RELATED PARTIES

During the year ended December 31, 2010, interest payments relating to the secured subordinated notes totaling $1,000 (2009 - $45,000) were made to related parties.

On July 9, 2010, Chris Bulger, Chairman of the Board exercised 133,000 Series I warrants at an exercise price of $0.20 per warrant, for total proceeds of $27,000.

On May 31, 2009, Duncan Copeland, Chief Executive Officer and a director of the Company converted $60,000 of Series I notes into 400,000 equity units at a price of $0.15 per unit.  Each unit is comprised of one common share and one share-purchase warrant with an exercise price of $0.20 and an expiry date of September 12, 2010.

Also on May 31, 2009, Jim Moskos, Chief Operating Officer and a director of the Company converted the following:  $10,000 of Series K notes into 83,000 common shares at a conversion price of $0.12 per share, $13,000 of Series J notes into 83,000 common shares at a conversion price of $0.15 per share, and $10,000 of Series I notes into 67,000 equity units at a price of $0.15 per unit.  Each unit is comprised of one common share and one share-purchase warrant with an exercise price of $0.20 and an expiry date of September 12, 2010.

Also on May 31, 2009, Chris Bulger, Chairman of the Board converted the following:  $56,000 of Series J notes into 375,000 common shares at a conversion price of $0.15 per share and $20,000 of Series I notes into 133,000 equity units at a price of $0.15 per unit.  Each unit is comprised of one common share and one share-purchase warrant with an exercise price of $0.20 and an expiry date of September 12, 2010.

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management has evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2010.  Based on that evaluation, the Company’s management, including the Chief Executive Officer and the Corporate Controller, concluded that, as of that date, the Company’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in our corporate filings is recorded, processed, summarized and reported within the required time periods.

Northcore Technologies Inc. 19

MANAGEMENT’S DISCUSSION AND ANALYSIS
Management’s Discussion and Analysis is dated March 29, 2011.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting.

The term “internal control over financial reporting” is defined as a process designed by, or under the supervision of, the Chief Executive Officer and Corporate Controller, or persons performing similar functions, and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
•
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the registrant are being made only in accordance with authorizations of management and directors of the registrant; and

•
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the design and operating effectiveness of the Company’s internal control over financial reporting as of December 31, 2010.  In making this assessment, management used the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on this assessment, management believes that, as of December 31, 2009, the Company’s internal control over financial reporting was effective.

Management is aware that there is a lack of segregation of duties due to the small number of employees dealing with general, administrative and financial matters.  However, management has decided that considering the employees involved and the compensating control procedures in place, including substantive periodic review of financial statements by the Audit Committee to ensure that internal controls over financial reporting and disclosure controls and procedures are effective, the risks associated with segregation are insignificant and the potential benefits of adding employees to more clearly segregate duties do not justify the expenses associated with such increase.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There has been no changes in the Company's internal controls over financial reporting during the year ended December 31, 2010, that has materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting.

ADDITIONAL INFORMATION

Additional information about the Company, including the Company’s Annual Information Form may be obtained on SEDAR at www.SEDAR.com.

Northcore Technologies Inc. 20

CORPORATE DIRECTORY – DECEMBER 31, 2010

DIRECTORS

T. Christopher Bulger (1), (2), (3)
CFA, MBA
Chairman of the Board

Duncan Copeland
DBA
Chief Executive Officer

Jim Moskos
Chief Operating Officer

Rick Robertson (1), (2)
PhD, FCA, MBA
Associate Professor of Business
Richard Ivey School of Business,
The University of Western Ontario

OFFICERS

Duncan Copeland
Chief Executive Officer

Jim Moskos
Chief Operating Officer

(1)Member of the Audit Committee
(2)Member of the Management Resources and Compensation Committee
(3)Member of the Corporate Governance Committee
CORPORATE OFFICE Northcore Technologies Inc. 302 The East Mall, Suite 300 Toronto, Ontario M9B 6C7 1 888 287 7467 AUDITORS Collins Barrow Toronto LLP Toronto, Ontario, Canada
SHARES OUTSTANDING

Issued: 172,169,836
December 31, 2010

REGISTRAR & TRANSFER AGENT

Equity Financial Trust Company
200 University Avenue, Suite 400
Toronto, ON M5H 4H1
1-866-393-4891

STOCK EXCHANGE LISTINGS

Toronto Stock Exchange
    Symbol: NTI
OTC Bulletin Board
 Symbol: NTLNF

ADDITIONAL SHAREHOLDER INFORMATION

Website:
www.northcore.com

Email:
investor-relations@northcore.com

© 2010 Northcore Technologies Inc.

Northcore Technologies Inc. 21